CreoScitex Europe
Waterloo Office Park
Building E-F
Dreve Richelle 161
1410 Waterloo, Belgium
www.CreoScitex.com




CreoScitex
Amit Shvartz
Tel: +972-9-9597893
Email: amit_shvartz@creoscitex.com



                       FOR IMMEDIATE RELEASE

         Leaf Products, CreoScitex Announces the Leaf C-Most
                        Digital Camera Back

        First Leaf C-Most 6.6 mega pixel sensor implementation

PHOTOKINA, Koln, GERMANY, September 21, 2000   CreoScitex, a division of Creo
Products Inc. (NASDAQ: CREO; TSE: CRE), today unveiled the Leaf C-Most back, a new camera back that integrates the recently developed, patent-pending Leaf C-Most(tm) 6.6 mega pixel sensor. Complementing the high-end line of Leaf(tm) products, the Leaf C-Most back is ideal for medium-format photography. The
Leaf C-Most back with the new sensor is being exhibited at Photokina, September 20-25 in Koln, Germany.

The Leaf C-Most back is easy to use and simple to operate. It sports the design and size of a film cassette making the integration with a medium format camera a snap. Built-in technologies that facilitate a "plug-and-play" experience make the camera back especially suited for novice users. Special attention has been given to creating a high-quality, noise-free image. The very low power consumption of the sensor, coupled with a special sensor power management mode ensures a clear image, with minimum electronic noise. The Leaf C-Most back provides over 11 f-stops of dynamic range using 14 bits of data per color.

"The introduction of the Leaf C-Most back marks a significant turning point in professional digital photography," said Amit Shvartz, Vice President, Marketing, Leaf Products, CreoScitex. "The unique value proposition of the Leaf C-Most back will draw more photographers to add digital photography to their offering, hence fueling the transition from analog to digital."

The Leaf C-Most back incorporates an extraordinary burst-shooting rate of three frames per second. While shooting products, the Live Preview feature enables photographers to compose a scene and focus interactively. Leaf C-Most back provides a video frame rate of up to 10 frames per second using a built-in electronic shutter.

The 6.6 mega pixel Leaf C-Most, incorporated in the digital camera back, is the largest CMOS sensor of its kind to be commercially developed. The Leaf C-Most sensor provides exceptional image quality when compared to other CMOS sensors due to a unique active pixel design, high sensitivity and low noise levels.

The Leaf C-Most back with the Leaf C-Most sensor is the latest technological breakthrough for Leaf Products. This same group pioneered the first high-end digital camera back for professional studio photography in 1992. The Leaf DCB(tm) set the de-facto standard by being the most commonly used camera back in the industry.

See the new Leaf C-Most back demonstrated at Photokina in Hall 10.2 Aisle
J31/K31.

                                 ##

About CreoScitex
CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

                                ###

2000 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

Contacts:
CreoScitex
Amit Shvartz
Tel: +972-9-9597893
Email: amit_shvartz@creoscitex.com